DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES
               FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                (FORM 5202) ISSUED BY CMFG LIFE INSURANCE COMPANY
                                 FEBRUARY, 2012

    This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by CMFG Life Insurance Company (the "Company") in connection with the issuance of MEMBERS Variable Universal Life, a flexible premium variable life insurance policy ("Policy") and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy ("Owners") of their interests in those Policy. Terms used herein have the same definition as in the prospectus for MEMBERS Variable Universal Life I that is included in its current registration statement on Form N-6 (File No. 033-19718) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICY AND ACCEPTANCE OF PREMIUMS
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       A.  OFFER OF THE POLICY, APPLICATION, INITIAL PREMIUM, AND ISSUANCE

           Offer of the Policy. The Policy is offered and issued pursuant to underwriting standards in accordance with state insurance laws. The initial premium for the Policy is not the same for all Owners with the same Specified Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays an initial premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, gender, and rate class of the Insured. Uniform premiums for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform premium for all Insureds, there is a uniform premium for all Insureds of the same rate class, age, and gender and same Specified Amount.

           Application. Persons wishing to purchase a Policy must complete an application and submit it to the Company or through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy. The application must specify the name of the Insured(s) and provide certain required information about the Insured(s). The application must designate the requested Specified Amount, Death Benefit Option, planned annual premiums, premium allocation percentages, and name the beneficiary. The minimum Specified Amount is $50,000 ($10,000 for issue ages 65+). The Company determines the initial required premium for a Policy based on the Specified Amount and other characteristics of the proposed Insured, such as age, gender, and rate class.

           Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, the Company will use underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable. This

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           process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made.

           The underwriting process determines the rate class to which the proposed Insured is assigned if the application is accepted. The Company currently places proposed Insureds in the following rate classes, based on the Company's underwriting: a male or female rate class, a smoker or non-smoker rate class, and a standard or substandard rate class.

           The Company retains any Premium (including Premiums that relate to an increase in Specified Amount) in its general account during the underwriting process. Further, if the initial premium is received before the Policy is issued, the Company will hold the initial premium in its general account until the first Valuation Day following the Record Date.

           The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be promptly returned, generally the next day, without interest. The application and initial Premium are subject to any review the Company must do to comply with procedures required by the Office of Foreign Assets Control, U.S. Department of Treasury.

           Issuance of Policy. Full insurance coverage under the Policy begins on the Policy Issue Date. If a Premium is paid with the application, the Issue Date will be no earlier than the date the application is received and no later than the Record Date. If there is a request to maintain the application issue age because the birthday is after the application signed date but before the date of underwriting approval, the Issue Date will be one day prior to the Insured's birthday. Insurance coverage will begin as of the Issue Date provided the applicant subsequently is deemed to have been insurable. If a Premium is not paid with the application or the application is approved other than as applied for, the Issue Date will ordinarily be approximately 10 days after underwriting approval. Insurance coverage will begin on the later of the Issue Date or the date the Premium is received.

           If a Policy is subsequently issued, interest is credited on the net initial premium (initial premium less charge for State Premium Tax) at a rate of at least 4% compounded annually. The Company may, at its sole discretion, credit interest at a rate in excess of 4%. On the first Valuation Day following the Record Date, this Net Premium plus interest from the Issue Date, and less Monthly Deductions and amounts held in the Deferred Charges Account are allocated to the Subaccounts of the Separate Account and the Interest Bearing Account in the percentages established by the Owner and recorded on the application for the Policy.

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           Tax-Free Exchanges (1035 Exchanges). The Company will accept as part of the Initial Required Premium money from one or more contracts that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code.

           Internal 1035 Exchanges are processed by the FTF New Business Life Team. The old policy is surrendered and cash value or conversion credit is generally applied as the Initial Premium.

           External 1035 Exchanges are sent to the Transfer Team in Service once the application is deemed complete, the Initial Premium has been paid, and the policy has been issued. Generally, external 1035 dollars are not applied as Initial Premium. The request for External 1035 dollars is initiated by the Transfer Team and they apply the funds as a 1035 Exchange payment once received from the external company. The 1035 Exchange payment is applied on the Valuation Day it is received if it is received before 3:00 p.m. Central Time. If it is received after 3:00 p.m. Central Time, it is applied on the next Valuation Day.

       B.  ADDITIONAL PREMIUMS

           Additional Premiums Permitted. The Owner has flexibility to add additional Premiums to his or her Policy, up to the maximum amount specified by Section 7702 of the Internal Revenue Code. Premiums are generally flexible both as to timing and amount. Premiums must be large enough to keep the Policy in force. Premium payments will be applied at the Accumulation Unit Value next determined after the request is in good order at our Mailing Address. If the premium is received on a Valuation Day at our Mailing Address in good order by the close of regular trading on the New York Stock Exchange (usually, 3 p.m. Central Time), the premium will be applied with that day's Accumulation Unit Value. Premium payments received after 3:00 p.m. Central Time will be processed the next Valuation Day.

           The Company reserves the right to refuse any Premium that is less than $25. Further, the Company reserves the right to limit or refund any Premium if the Premium would increase the Death Benefit by more than the amount of the Premium; or accepting the Premium would disqualify the Policy as a life insurance contract as defined in federal tax laws and regulations. In addition, the Company may reject Premiums after the Insured reaches Attained Age 95.

           The Owner may pay Premiums by any method the Company deems acceptable. The Company will treat any payment made as a Premium payment unless it is clearly marked as a loan repayment.

       C.  CREDITING PREMIUMS

           Premium Expense Charge. The Company deducts a premium expense charge from Premiums. The amount of charge varies by the Owner's state of residence.

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           Initial Premium. The minimum initial premium must be at least equal to one-sixth of the minimum premium. On the first Valuation Day following the Record Date, the initial Net Premium plus interest from the Issue Date, and less Monthly Deductions and amounts held in the Deferred Charges Account are allocated to the Subaccounts of the Separate Account and the Interest Bearing Account in the percentages established by the Owner and recorded on the application for the Policy.

           Subsequent Premiums. Subsequent Net Premiums will be applied at the Accumulation Unit Value next determined after the request is in good order at our Mailing Address. If the premium is received on a Valuation Day at our Mailing Address in good order by the close of regular trading on the New York Stock Exchange (usually, 3 p.m. Central Time), the premium will be applied with that day's Accumulation Unit Value. Premium payments received after 3:00 p.m. Central Time will be processed the next Valuation Day.

           On any day that the Company credits Net Premiums or transfers Accumulated Value to a Subaccount, the Company will convert the dollar amount of the Net Premium (or transfer) into Units at the Unit value for that Subaccount, determined at the end of that Valuation Day. The Company will credit amounts to the Subaccounts only on a Valuation Day, that is, on a date the New York Stock Exchange is open for trading, except for days that a Subaccount's corresponding Fund does not value its shares.

       D.  PLANNED PREMIUMS

           Schedule of Planned Annual Premiums. Each Policy provides for a schedule of planned annual Premiums determined by the Owner(s). The Owner(s) is not required, however, to pay Premiums in accordance with the schedule.

       E.  PREMIUMS DURING A GRACE PERIOD AND PREMIUMS UPON REINSTATEMENT

           If the Net Cash Value on any Monthly Day is insufficient to pay the Monthly Deduction, and the No-Lapse Guarantee is not in effect, the policy will be in default and a Grace Period will begin.

           The Grace Period will end 61 days after the date on which the Company sends a Grace Period notice stating the amount required to be paid and the final date by which the Company must receive the payment. The notice will be sent to the Owner's last known address and to any assignee of record. The Policy does not lapse, and the insurance coverage continues, until the expiration of this grace period.

           If the Grace Period ends, all coverage under the Policy will terminate without value. The Policy may be reinstated only if:

           1. The Owner makes a written request to reinstate within five years after termination.

           2. The Insured meets the Company's insurability requirements.

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           3. The Owner pays a Net Premium in an amount sufficient to increase the Net Cash Value to zero by the end of the Grace Period, plus the anticipated amount of three Monthly Deductions and any loan interest due.

           4. If Lapse occurs during the twelve months following the Issue Date or a Specified Amount increase, the Owner pays an amount equal to the difference between Deferred Charges on the date of Lapse and Deferred Charges on the date of reinstatement, computed as if the Lapse had not occurred.

           5. Any loan amount outstanding at termination is reinstated or paid off.

           When a reinstatement application and required payment are received, funds are placed into a suspense account during the underwriting process. Once underwriting is completed, the reinstatement premium will be credited to the Policy on the next Valuation Day.

           Cost of insurance rates following reinstatement, if approved, will be based upon the risk classification of the reinstated policy.

       F. ALLOCATIONS OF INITIAL PREMIUM AMONG THE SUBACCOUNTS AND THE INTEREST BEARING ACCOUNT

           The Separate Account. Owner(s) may allocate Net Premiums to one or more of the Subaccounts of the CMFG Variable Annuity Account (the "Separate Account"). The Separate Account is divided into Subaccounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio of a Fund. Each Fund is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Additional Subaccounts may be added from time to time to invest in other portfolios of the funds or any other investment company.

           When Owner(s) allocates an amount to a Subaccount (either by Premium allocation, transfer of Accumulated Value, or repayment of a Policy loan), the Policy is credited with Units in that Subaccount. The number of Units is determined by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount's Unit Value for the Valuation Day when the allocation, transfer or repayment is effected. A Subaccount's Unit Value is determined for each Valuation Period by dividing the net assets of the Subaccount by the number of Units outstanding in the Subaccount.

           The Interest Bearing Account. Owners also may allocate Net Premiums to the Interest Bearing Account. Money allocated or transferred to the Interest Bearing Account will be credited daily with interest at a net effective annual interest rate of at least 4%.

           Allocations of Net Premiums Among the Separate Account and the Interest Bearing Account. Net Premiums are allocated to the Subaccounts and the Interest Bearing Account in accordance with the following procedures:

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           In the application for the Policy, the Owner will specify the percentage of Net Premium to be allocated to each Subaccount of the Separate Account and/or the Interest Bearing Account. The percentage of each Net Premium that may be allocated to any Subaccount or the Interest Bearing Account must be a whole number and at least 1%. The sum of the allocation percentages must be 100%.

           Allocation percentages may be changed at any time by the Owner submitting a written request to the Company's Mailing Agent. The Company will also accept a faxed, telephone, or internet (e-mail) request if it has an original signed telephone/fax/internet authorization on file.

       G.  DEFERRED CHARGES ACCOUNT

           At the time the Policy is issued, the first month's portion of the Deferred Charges is placed in a non-segregated portion of the general account of the Company, which is referred to as the Deferred Charges Account. This amount will earn interest at a minimum rate of 4% per annum with the Company crediting additional interest, at its discretion option, from time to time. At the next Monthly Day, taking into account the interest earned, the Company will transfer from the Separate Account and/or the Interest Bearing Account to the Deferred Charges Account the amount necessary to equal the current Deferred Charges. This withdrawal will be made in the same percentages as Premiums are currently allocated among the Subaccounts and the Interest Bearing Account. The Company will do the same for each month of the first Policy Year. If the Owner has not paid sufficient premium to build up the Deferred Charges to the appropriate level in the first Policy Year, additional amounts will be transferred out of the Separate Account and/or Interest Bearing Account in subsequent years. The transfers will continue until the Deferred Charges equal premiums required in the first year to completely fund the Deferred Charges, and the corresponding deductions had taken place every year, as scheduled. The Company will release on the first Monthly Day of the second Policy Year the amount in the Deferred Charges Account in excess of 95% of the first Policy Year Deferred Charges, taking into account the interest earned. This process continues each Policy Year until the 10th Policy Year or until the Policy is surrendered. The amount in the Deferred Charges Account is included in calculating the Accumulated Value of the Policy. The Company will withdraw Deferred Charges from the Deferred Charges Account only in the following instances:

             o  to pay surrender charges upon full surrender of the Policy;
             o to release amounts back to the Separate Account and/or Interest Bearing Account on the second through ninth Policy Anniversaries; and
             o to pay the Monthly Deduction when there is insufficient Net Cash Value and the No-Lapse guarantee or Minimum Death Benefit guarantee is in effect.

           In the latter two situations, allocations will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account. Net Premiums paid following the payment of the Monthly Deduction with Deferred Charges will first be transferred from the Subaccounts and/or Interest

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           Bearing Account to the Deferred Charges Account on the day the
           Premiums are received, to the extent necessary to bring the Deferred Charges Account to the same level as if no Deferred Charges had been used to pay the Monthly Deduction, and if on a Policy Anniversary, the reduction in Deferred Charges had taken place as scheduled. If the premium is paid on a Monthly Day during the first Policy Year, additional amounts will be transferred to the Deferred Charges Account. This process of using Deferred Charges to pay the Monthly Deduction will continue every Monthly Day that: (1) there is insufficient Net Cash Value to pay the Monthly Deduction; and (2) the No-Lapse guarantee or Minimum Death Benefit guarantee are in effect; and (3) the Policy is not beyond the ninth Policy Year.

       H.  LOAN REPAYMENTS AND INTEREST PAYMENTS

           Repaying Loan Amount. The Owner(s) may repay all or part of the Loan Amount at any time while the Policy is in force and the Insured is living. The Loan Amount is equal to the sum of all outstanding Policy loans including both principal and accrued interest. Loan repayments must be sent to the Company's Mailing Agent and will be credited as of the date received. If the Death Benefit becomes payable while a Policy loan is outstanding, the Loan Amount will be deducted in calculating the Death Benefit Proceeds. Loan Repayments need to be made on a Valuation Day.

           Allocation for Repayment of Policy Loans. On the Valuation Day the Company receives a repayment of all or part of a loan, Loan Account Value equal to the repayment will be transferred from the Loan Account to the Subaccounts and the Interest Bearing Account and allocated in the same manner as current Premiums are allocated, or as directed by the Owner(s).

           Interest on Loan Account. The amount in the Loan Account will be credited with interest at a minimum guaranteed annual effective rate of 4%.

       I.  MEC PROCESSING

           The Company will monitor variable life policy and will notify the owner in a timely manner if the owner's Policy becomes a Modified Endowment Contract under the Internal Revenue Code. The variable life policy could become a Modified Endowment Contract by a premium application, reduction in death benefit, or a "material change." The Premium is applied or the change in benefits is processed.

           A letter of notification is then sent to the Owner along with information on what the tax implications may be in the future upon having a Modified Endowment Contract. If the Owner(s) makes the decision to not have the policy classified MEC, a written request is required to refund any excess Premium to maintain a non-MEC contract. The processing to refund the excess premium is initiated the day the written request is received. A letter of confirmation is then sent to the Owner to notify that they no longer have a MEC contract. The Owner(s) is/are allowed to change the Policy to a non-MEC contract 60 days following the anniversary that the Policy became a MEC.

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II.    TRANSFERS

       A.  TRANSFERS AMONG THE SUBACCOUNTS AND THE INTEREST BEARING ACCOUNT

           The Owner may transfer Accumulated Value between and among the Subaccounts of the Separate Account and, subject to certain special rules, to and from the Interest Bearing Account.

           In any Policy Year and subject to the Market Timing Procedures (discussed below), the Owner may make an unlimited number of transfers among the Subaccounts. However, the Company reserves the right to impose a transfer charge of $20 for each transfer in excess of 4 during any Policy Year. For purposes of the transfer charge, all transfer requests made in one day are considered one transfer, regardless of the number of Subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year. Transfers made as part of an automatic program, such as dollar cost averaging, do not count toward the four (4) free transfers.

           There is no minimum amount that may be transferred from each Subaccount or the Interest Bearing Account and there is no minimum amount that must remain in a Subaccount or the Interest Bearing Account following a transfer.

           Requests to transfer from the Interest Bearing Account must be received by the Company during the 30-day period following the end of each Policy Year. The Company is currently waiving these restrictions.

           The Owner(s) may elect to complete a telephone/fax authorization (if allowed by state law). The telephone/fax authorization allows the Owner give authority to the registered representative or agent of record for the Policy to make telephone transfers, change automatic payment and transfer programs, and to change the allocation of future payments among the Subaccounts and the Interest Bearing Account on the Owner's behalf according to the Owner's instructions.

           Market Timing Procedures. The Company reserves the right to restrict the ability to transfer Accumulated Value among Subaccounts and/or the Interest Bearing Account if the Company believes such action is necessary to maintain the tax status of the Policy. Further, the Company has adopted additional transfer limitations to protect Owners from potentially harmful trading activity (the "Market Timing Procedures").

           Once the Owner(s) has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner(s) that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by written request with an original signature conveyed through the U.S. mail or overnight delivery service. One exception is for an Owner who is identified as a first time offender for round trip transfers. In this case, the

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           Company, will give the "potential market timer" a written warning and let them know the consequences if there is a second occurrence.

           In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). The Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Funds.

       B.  DOLLAR-COST AVERAGING AND AUTOMATIC TRANSFERS

           The dollar-cost averaging program permits Owners to systematically transfer on a monthly basis a set dollar amount from the Money Market Subaccount to any combination of Subaccounts. Owners may elect to participate in the program at any time by sending the Company a written request. The Company will also accept faxed or telephone requests if it has an original signed telephone/fax authorization on file. There is no additional charge for the program. The minimum transfer amount is $200 per month. A transfer under the dollar-cost averaging program is not considered a transfer for purposes of assessing a transfer charge. The Company reserves the right to discontinue offering the program at any time and for any reason.

       C.  TRANSFER ERRORS

           In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts transferred among the Subaccounts and the Interest Bearing Account, except for de minimis amounts. The Company will correct non-de minimis errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company may take any gain resulting from the error.

III.   "REDEMPTION" PROCEDURES

       A.  RIGHT TO CANCEL

           The Policy provides for an initial right to examine period during which an Owner may cancel the Policy before the latest of the following three events:

             o  45 days after the date of the application;
             o 20 days after the Company has personally delivered the Policy or has sent the Policy and a notice of right to withdraw to the Owner by first class mail; or
             o  20 days after the Owner receives the Policy.

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           To cancel the Policy, the Owner must mail or deliver the Policy to the representative who sold it or to the Company's Mailing Agent along with a signed and dated written request to cancel.

           Upon returning the Policy to the Company, the Company will treat it as if it had never been issued. Within seven days after receipt of the written cancellation request and Policy, the Company will pay a refund that will be equal to the total of all premiums paid for the policy unless state law requires different results.

       B.  SURRENDERS

           Requests for Net Cash Value. The Owner(s) may surrender the Policy at any time for its Net Cash Value. The Net Cash Value on any Valuation Day is the Accumulated Value, minus any Deferred Charges, and minus any Indebtedness (Policy loans plus accrued interest on loans). The Net Cash Value will be determined by the Company on the Valuation Day it receives all required documents, including a satisfactory Written Request signed by the Owner. The Company will cancel the Policy as of the date the Written Request is received at the Company's Mailing Agent, and will ordinarily pay the Net Cash Value within seven days following receipt of the Written Request and all other required documents. The Policy cannot be reinstated after it is surrendered.

           Surrender of Policy - Deferred Charges. If the Policy is surrendered during the first 9 Policy years, the Company will deduct deferred charges from the Accumulated Value and pay the remaining Accumulated Value (less any Indebtedness) to the Owner(s). The deferred charges consist of contingent deferred sales and administrative charges, and vary by the age, sex and smoking status of the Insured. The deferred charges gradually decrease to zero after the ninth Policy Year. Requested increases in the specified amount will result in an increase in deferred charges. The deferred charges on the specified amount increases will gradually decrease each year and will be zero after the ninth policy year after the increase. The deferred charges may be waived if the Executive Benefits Plan Endorsement is in effect. There is a $150 fee for the Executive Benefits Plan Endorsement if it is exercised during the first two Policy Years. The Company is currently waiving these restrictions.

       C.  PARTIAL WITHDRAWALS

           When Partial Withdrawals are Permitted. The Owner(s) may withdraw a portion of the Accumulated Value, subject to the following conditions:

           o No partial withdrawal will be allowed if the Specified Amount remaining under the Policy would be less than $40,000 ($8,000 if Issue Age is 65 and over).
           o The Owner(s) may specify the Subaccount(s) and the Interest Bearing Account from which the partial withdrawal will be taken. If any account value is insufficient, or if the Owner(s) do not specify the accounts, the Company will

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              deduct the amount from the Subaccounts and the Interest Bearing
              Account in the same percentages as Monthly Deductions are deducted.
           o The Company generally will pay a partial withdrawal request within seven days following the effective date on which the withdrawal request is received.
           o The Company may charge a service charge of the lesser of 2% of the partial withdrawal amount or $25. The Company is currently waiving these restrictions.
           o The maximum partial withdrawal is the Surrender Value less the next two anticipated Monthly Deductions.

           Effect of Partial Withdrawal on Death Benefit. Unless the Face Amount derived from the application of the Death Benefit Ratio applies, under either Death Benefit option, a partial withdrawal will reduce both the Accumulated Value and Face Amount by the amount of the partial withdrawal, but will not affect the COI. Under Death Benefit Option 1, the Specified Amount also is reduced by the same amount. The Specified Amount is not changed by a partial withdrawal under Death Benefit Option 2. If the Face Amount derived from the application of the Death Benefit Ratio applies, the effect on the monthly COI and Face Amount is somewhat different. The Face Amount is then decreased by more than the amount surrendered, and the monthly COI is less than it would have been without the partial withdrawal.

       D.  LAPSES

           If a sufficient premium has not been received by the 61st day after a grace period notice is sent, the Policy will lapse without value and no amount will be payable to the Owner.

           However, if the Policy meets the premium requirements of the No-Lapse guarantee or the Minimum Death Benefit guarantee, the Policy will not lapse and will continue in force for the duration of the guarantee.

           No-Lapse guarantee. If at all times during the first three Policy Years the sum of the Premiums received to date, less all partial withdrawals and Indebtedness, is at least equal to the monthly minimum premium multiplied by the number of months (plus one month) the Policy has been in force, the Policy will not lapse. The monthly minimum premium is the minimum premium (the minimum annual amount needed each year during the first three Policy years to keep the No-Lapse guarantee in effect) divided by 12. If any requested increase in Specified Amount is made during the first three Policy years, the No-Lapse guarantee is voided.

           In cases where the No-Lapse guarantee is in effect and there is insufficient Net Cash Value to pay the Monthly Deduction, the Deferred Charges Account will be used to pay the Monthly Deduction. Deferred Charges are collected only if the Policy is surrendered during the first nine Policy Years after the Issue Date or the first nine years after an increase in Specified Amount. The Company will waive any Monthly Deduction remaining after the Deferred Charges have been exhausted.

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           Minimum Death Benefit Guarantee. The Minimum Death Benefit guarantee provides that the Company will pay a minimum amount of Death Benefit if, at all times, the sum of the Premiums received to date, less all partial withdrawals and Policy loans, is at least equal to the monthly Target Premium Multiplied by the number of months (plus one month) the Policy has been In Force. The Target Premium is stated on the specifications page of the Policy and is generally determined by dividing the minimum premium by 0.60. Thus, if the Owner pays a Premium at least equal to the Target Premium each year, the Policy will remain In Force and the minimum Death Benefit will be paid even if the Net Cash Value is insufficient to pay Monthly Deductions on a Monthly Day and the Policy would otherwise lapse. The monthly Target Premium is the Target Premium divided by twelve. The Minimum Death Benefit guarantee expires at the later of Attained Age 65 of 10 years from the Issue Date.

           The Target Premium will be increased or decreased, as appropriate, when the Owner requests to increase or decrease in the Specified Amount, change the Death Benefit option, or add or delete riders.

           If the Premiums required to maintain the Minimum Death Benefit guarantee are not paid, the Minimum Death Benefit guarantee will be lost. We will mail you notice of this loss, after which you will have 60 days to reinstate the minimum death benefit guarantee by paying premiums sufficient to raise the total premiums to the required amount. If the necessary premiums are not paid within the 60 day grace period, the minimum death benefit guarantee cannot be reinstated. Where the Minimum Death Benefit guarantee is in effect and there is insufficient Net Cash Value to pay the Monthly Deduction, Deferred Charges will be used to pay the Monthly Deduction during those first nine Policy Years. During those years, any Monthly Deduction remaining after amounts in the Deferred Charges Account have been exhausted will be waived. In the 10th Policy Year and beyond, any Monthly Deduction in excess of Net Cash Value will be waived.

       E.  MONTHLY DEDUCTION AND MORTALITY AND EXPENSE RISK CHARGE

           On each Monthly Day, redemptions in the form of deductions will be made from Accumulated Value for the Monthly Deduction. The Monthly Deduction consists of these components: (a) the cost of insurance ("COI") charge; (b) a monthly Policy fee; (c) a monthly administrative charge (first 10 policy years and first 10 years after a specified amount increase) and (d) charges for additional benefits added by riders to the Policy, if any.

           The Monthly Deduction. A Monthly Deduction will be deducted from each Subaccount and the Interest Bearing Account on the Policy Issue Date and on each Monthly Day according to the selected monthly deduction percentages. If the monthly deduction percentages are not selected, the deduction will be made according to payment allocation. If a monthly deduction percentage is selected, and there is sufficient value, the funds will be deducted on a pro-rata basis (i.e., in the same

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

           proportion that the value in each Subaccount and the Interest Bearing Account bears to the total Accumulated Value on the Monthly
           Day).

           The Monthly Deduction is equal to:

           o  the monthly Policy fee of $6 ($3 issue ages 0-19); PLUS
           o the monthly administrative charge (maximum guaranteed charge of $0.0375 per $1000 of Specified Amount); PLUS
           o  the monthly cost of insurance charge for the Policy; PLUS
           o the monthly charge for benefits provided by riders attached to the Policy, if any.

           The Monthly Deduction is allocated to the Subaccounts and the Interest Bearing Account as prescribed by the Owner. During the second through ninth Policy Years, the amount in the Deferred Charges Account in excess of the Deferred Charges will be first applied to the Monthly Deduction. The excess amount will include interest earned in the account and, when the Monthly Day falls on a Policy Anniversary, the amount released from the Deferred Charges Account.

           On any Monthly Day when there is insufficient Net Cash Value to pay the Monthly Deduction and the No-Lapse guarantee or Minimum Death Benefit guarantee is in effect, the Monthly Deduction remaining after the Net Cash Value is exhausted will be made from the Deferred Charges Account. If the Deferred Charges Account balance is insufficient to pay the Monthly Deduction, the Company will waive any Monthly Deduction remaining after the amount in Deferred Charges Account has been exhausted.

           After the 10th Policy Year, any Monthly Deduction in excess of the Net Cash Value will be waived by the Company if the Minimum Death Benefit guarantee is in effect.

           Cost of Insurance Charge. The cost of insurance charges are calculated monthly, and depend on a number of variables, including the age, gender and rate class of the Insured. The charge varies from Policy to Policy and from Monthly Day to Monthly Day. The COI is determined by multiplying the COI rate by the Net Amount at Risk for a Policy. Under Death Benefit Option 2, the Net Amount at Risk is always the Specified Amount. Under Death Benefit Option 1, the Net Amount at Risk is the Specified Amount less the Accumulated Value. The maximum guaranteed cost of insurance charge varies from $0.06 - $83.33 per $1,000 of Net Amount at Risk.

           Additional Benefit Charges. The cost of additional benefits includes charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection and vary by the Owner.

           Mortality and Expense Risk Charge. Each Valuation Day, the Company deducts a daily mortality and expense risk charge at the annual rate of 0.90% from assets in the Subaccounts as part of the calculation of the Unit value for each Subaccount.

       F.  MATURITY

           The Policy matures on the Policy Anniversary following the Insured's 95th birthday. Coverage under the Policy ceases on that date (unless the Maturity Date has been extended, as allowed by State law). The Company will pay maturity proceeds equal to Net Cash Value as of the Maturity Date.

       G.  DEATH BENEFIT PROCEEDS

           Payment of Death Benefit Proceeds. As long as the Policy remains in force, the Death Benefit Proceeds will be payable to the Beneficiary upon receipt, at the Company's Mailing Agent, of due proof of the Insured's death and required claim form's completed and signed by the Beneficiary/ies. The Policy provides that Death Proceeds may be deferred for up to 60 days from the date the Company receives proof of death. If payment is postponed, the Company will pay interest according to guidelines based on each states specific requirements.

           To the extent required by applicable state law or contract, the Death Benefit Proceeds may be determined as of the date the Company receives due proof of the Insured's death or such other date specified in applicable state law or contract rather than as of the date on which the Company received the request in good order (i.e., receipt of all the forms reasonably required by the Company to process a Death Benefit claim).

           The Death Benefit Proceeds. The Death Benefit Proceeds will equal:

           o   the Death Benefit (described below) on the date of death; PLUS
           o   any Premiums received after the date of death; MINUS
           o any past due insurance charges if the Insured dies during the grace period; MINUS
           o any outstanding loan and loan interest amounts on the date of death; MINUS
           o any partial withdrawals, if not returned, that were taken after the date of death.

           If all or part of the Death Benefit Proceeds is paid in one sum, the Company will pay interest on the lump sum, as required by State law and, if applicable, or according to the contract guidelines, whichever is greater.

           Death Proceeds may also be received by requesting one of the Settlement Options offered under the Policy.

           The Death Benefit Option. The Owner selects the Death Benefit Option at issue. Death Benefit Option 1 provides a level Death Benefit.
           The cost of insurance is based on the Net Amount At Risk, which decreases as the Policy Accumulated Value increases and increases as the Policy Accumulated Value decreases for Death Benefit Option 1. Death Benefit Option 2 provides a level net Amount At Risk, equal to the Specified Amount, and the Death Benefit is equal to the Specified amount plus the Policy Accumulated Value. The Face Amount under Death Benefit Option 1 is the greater of (a) the Specified Amount, or (b) the Policy Accumulated Value on the date of death multiplied by the Death Benefit Ratio. The Face Amount under Death Benefit Option 2 is the greater of (a) the Specified Amount plus the Policy's Accumulated Value on the date of death, or (b) the Policy Accumulated Value on the date of death multiplied by the Death Benefit ratio. The Owner may change the Death Benefit Option, however, the Company has reserved the right to require evidence of insurability before such change is approved. The change becomes effective as of the first Monthly Day after the Company receives the written request requesting the change, or the first Monthly Day after underwriting is complete if evidence was requested. The written consent of all assignees and irrevocable beneficiaries must be obtained prior to the change.

           Prospectus language states that no change from Death Benefit Option 1 to Death Benefit Option 2 is allowed if the resulting Specified Amount would be less than the minimum Specified Amount necessary to issue a new policy. Our current practice is that no change from Death Benefit Option 1 to Death Benefit Option 2 is allowed if the resulting Specified Amount would be less than $40,000 ($8,000 if Attained Age is 64 or over, or $5,000 for Unisex plans for all ages) for VUL I policies.

           The Death Benefit. The Death Benefit is determined at the end of the Valuation Day on which the Insured dies. The Death Benefit is equal to:

            o  the current Specified Amount for Death Benefit Option 1
                Policies; or
            o  the current Specified Amount plus the Policy Accumulated Value for Death Benefit Option 2 Policies;
            o but in no case less than a specified percentage, called the Death Benefit Percentage Factor, multiplied by the Policy Accumulated Value on the Insured's date of death.

           Accelerated Benefit Option. The Owner can elect to receive an accelerated payment of the Death Benefit and provide the Company with satisfactory evidence that the Insured is terminally ill. The Company will advance up to 50% of the Policy's eligible Death Benefit subject to $250,000 per Insured upon receipt of the required forms. The Company deducts an administrative fee of no more than $300 for an accelerated payment of the Death Benefits and deducts interest on the amount paid. A deduction for up to one year of premium may also be required. As a result, the Death Proceeds payable to the beneficiary upon the death of the Insured is reduced by an amount greater than the amount the Owner receives as an accelerated benefit. (Note: The Accelerated Benefit Option is not available in all states.)

       H.  POLICY LOANS

           Policy Loans. The Owner(s) may obtain a Policy loan from the Company at any time by submitting a written, faxed, or telephone request (only accept fax or phone with written phone authorization on file at the Company) to the Company's Mailing Agent anytime before the Policy's Maturity Date. The maximum loan amount is 80% (90% for Virginia residents) of the Cash Value (surrender value) at the time of the loan. Policy loans will be processed as of the Valuation Day the request with all required or proper telephone call from Owner is received and loan proceeds generally will be sent to the Owner within seven days thereafter. Premiums paid for purposes of the No- Lapse guarantee and Minimum Death Benefit guarantee requirements will be reduced by the amount of any Policy loans taken.

           Collateral for Policy Loans. When a Policy loan is made, an amount equal to the loan proceeds is transferred from the Accumulated Value in the Subaccounts or Interest Bearing Account to the Loan Account. The Owner(s) may specify how this transferred Accumulated Value is allocated among Subaccount values and the Interest Bearing Account. If the Owner(s) does not specify the allocation, the Company will make the allocation based on the proportion that Monthly Deductions are withdrawn from the Subaccounts and the Interest Bearing Account.

           Interest on Loan Amount. The Company charges interest daily on any outstanding loan amount at an effective annual interest rate of 8%. Interest is due and payable at the end of each Policy Year. On each Policy Anniversary, any unpaid loan interest accrued since the last Policy Anniversary becomes part of the outstanding loan amount. This unpaid interest will also reduce premiums paid for purposes of the No- Lapse Guarantee and Minimum Death Benefit guarantee Premium requirements. An amount equal to the unpaid interest is transferred to the Loan Account from each Subaccount and the Interest Bearing Account on a pro-rata basis.

           Effect on Death Benefit Proceeds. If the Death Benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the Death Benefit Proceeds.

       I.  LUMP SUM PAYMENTS BY THE COMPANY

           Lump sum payments of partial withdrawals, surrenders, maturity proceeds or loans from the Subaccounts will be ordinarily made within seven days of the Valuation Day on which the Company receives the request and all required documentation at the Company's Mailing Agent. The Company may postpone the processing of any such transactions for any of the following reasons:

           1. If the disposal or valuation of the separate account's assets is not reasonably practicable because the New York Stock Exchange ("NYSE") is closed for trading other than for customary holiday or the weekend closings, or trading on the NYSE is otherwise restricted, or an emergency exists, as determined by the SEC.

           2. When the SEC by order permits a delay for the protection of Owners.

           3. If the payment is attributable to a check that has not cleared.

           The Company may defer for up to six months after the date the Company receives the request, the payment of any proceeds from the Interest Bearing Account for a partial withdrawal, surrender, payment at maturity or loan request. Death Proceeds may be deferred for up to 60 days from the date the Company receives proof of death. If payment is postponed from more than 29 days, the Company will pay interest at an effective annual rate of 4.0% for the period of postponement. If payment is postponed, the Company will pay interest according to guidelines base on each states specific requirements and if applicable, the contract guidelines, whichever is greater.

           If mandated under applicable law, the Company may be required to reject a premium payment. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

       J.  CONVERSION RIGHT

           Exchange of Policy: The Policy may be exchanged any time within 24 months after the Issue Date for a policy of permanent fixed benefit insurance or for any policy which we may agree to issue on the life of the insured. No evidence of insurability is required. All Indebtedness must be repaid before the change is made.

           The exchange will be effective when the Company receives:
             o  Written Request for the Policy exchange signed by the Owner;
             o  Surrender of the Policy; and
             o  Payment of any required costs.

           The new policy will have the same Issue Date, Issue Age, and risk classification as the Policy. The new policy will have either the same death benefit or the same Net Amount at Risk as the Policy on the exchange date. The exchange will be subject to an equitable adjustment in payments and Cash Values to reflect differences, if any, between the Policy and the new policy. It will be subject to normal underwriting rules and other conditions determined by the Company. If there is an increase in Specified Amount and such increase is not the result of a change in death benefit option or Automatic Increase Rider, the Owner will be granted an exchange privilege with respect to the increase, subject to the conditions and principles applicable to an exchange of the entire policy. The Owner will also have the option to transfer without charge on the exchange date, any portion of the Net Cash Value of the original Policy as premium to the new Policy.

           Paid-up Insurance: The Policy may be exchanged, in whole or in part, for a paid-up whole life policy at any time prior to attained age 86, if the following conditions are met:

             A. The Owner makes a written request for this policy change.
             B. The Policy is one the Company is then issuing for the insured's age and premium class.

             C. The Policy is subject to the Company's normal underwriting rules.
             D. There is compliance with any other conditions determined by the
                Company.
             E. Any indebtedness not repaid at the time of the change will be continued as a loan against the paid-up policy.

       K.  REDEMPTION ERRORS

           In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts redeemed from the Subaccounts and the Interest Bearing Account, except for de minimus amounts. The Company will assume the risk of any non de minimus errors caused by the Company.

       L.  MISSTATEMENT OF AGE OR SEX

           For a Policy based on male or female cost of insurance rates, if the Insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):

               a. If the misstatement is discovered at death, the Death Benefit
                  Proceeds will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the Insured's correct age and gender.

               b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age and gender beginning on the next Monthly Processing Day.

           For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the Insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

               a. If the misstatement is discovered at death, the Death Benefit
                  Proceeds will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the Insured's correct age.

               b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the Insured's correct age beginning on the next Monthly Processing Day.

       M.  INCONTESTABILITY

           The Policy limits the Company's right to contest the Policy as issued or as increased, for reasons of material misstatements contained in the application or supplemental application, after it has been in force during the Insured's lifetime for two years from the Issue Date, increase date, or reinstatement date.

       N.  LIMITED DEATH BENEFIT

           The Policy limits the Death Benefit if the Insured dies by suicide within two years after the Issue Date of the Policy or date of reinstatement. The Death Benefit will be limited to the Accumulated Value less any Loan Amount.

           The Policy also limits the Death Benefit if the Insured dies by suicide within two years from the effective date of any increase in Specified Amount. The Company's liability with respect to that increase is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of increase to the date of death.